UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
(formerly known as TRAMFORD INTERNATIONAL LIMITED)
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
G84384 10 9
(CUSIP Number)

Beijing Holdings Limited
Room 4301, 43rd Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong
Fax: 011-852-28581544

(Persons Authorized to
Receive Notices and Communications)
February 6, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

CUSIP No.	G84384 10 9	Page	2	of	6

1	NAMES OF REPORTING PERSONS: BEIJING HOLDINGS LIMITED

SS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS* (SEE INSTRUCTIONS):

(Please see Item 3 below)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Hong Kong Special Administrative Region of the People’s Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		7,072,882

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,072,882

WITH	10	SHARED DISPOSITIVE POWER:

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,072,882

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

62.73%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IV
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13D

Item 1.	Security and Issuer
     This statement relates to the common stock, par value $0.01 per share (the “Common Stock”) of China Technology Development Group Corporation (formerly known as “Tramford International Limited”) (“CTDC”), a company incorporated under the laws of the British Virgin Islands. CTDC’s executive office is located at Room 2413, 24th Floor, Shui On Centre, 8 Harbour Road, Wanchai, Hong Kong.

Item 2.	Identity and Background
     This statement is filed by Beijing Holdings Limited (“Beijing Holdings” or the “Reporting Person”), a Hong Kong corporation principally engaged in investment holding activities. The address of the principal business office of Beijing Holdings is Room 4301, 43rd Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.
(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings of any violation with respect to such laws.

(f)	Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration
Pursuant to a Placing Agreement dated December 22, 2005 entered into between Beijing Holdings and Best Scene Management Limited (“Best Scene”), a corporation in which Mr. Alan Li, an executive director of CTDC, has deemed equity interest, Beijing Holdings appointed Best Scene as its placing agent, on a fully underwritten basis, to sell up to 1,100,000 shares of Common Stock of CTDC (the “Placing Shares”) to certain placees at a fixed price of $2.15 per Placing Share. 560,000 of the Placing Shares (the “Placed shares”) were on January 9, 2006 successfully sold to certain placees who are not connected parties of CTDC. Best Scene will continue to act as the placing agent in respect of the rest of the Placing Shares on the best effort basis.

Item 4.	Purpose of Transaction
     The sale of the Placing Shares by Beijing Holdings is to enable CTDC to bring in new strategic investors to enhance its future development. The Placing Shares and Placed Shares represent approximately 9.75% and 4.96% respectively of the total outstanding shares of CTDC.
     Except as may be provided herein or in the Placing Agreement to dispose of the Placing Shares, the Reporting Person does not have any other plans or proposals which would result in: (i) the acquisition by any person of additional securities in CTDC; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of CTDC or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of CTDC or any of its subsidiaries; (vi) any change in the present board of directors or management of CTDC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of CTDC; (vi) any other material change in CTDC’s corporate structure, (vii) any changes in CTDC’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of CTDC by any person; (viii) causing a class of securities of CTDC to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of CTDC to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a)	Beijing Holdings, as of February 3, 2006, is the beneficial owner of 7,072,882 shares of Common Stock, representing approximately 62.73% of the total issued and outstanding Common Stock.
(b)	Beijing Holdings, as of February 3, 2006, has sole investment and holding power of 7,072,882 shares of Common Stock.
(c)	Other than the newly issued 2,146,200 shares of common stock of CTDC at par value $0.01 per share which were acquired through the exercise of the option by CTDC to acquire the 49% equity interest in China Natures Technology Inc. (formerly known as Future Solutions Development Inc.) on December 12, 2005, the transaction reported in the Form 13D dated January 12, 2006, Beijing Holdings has not purchase shares of Common Stock of CTDC during the past 60 days from the date of this report.

(d)	To the knowledge of the Reporting Person, no other person is known to have the right to direct the receipt of dividends from, as the proceeds from the sale of the shares owned by the Reporting Person.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     To the knowledge of the Reporting Person on the date hereof, except to the extent set forth herein or in the Exhibits herewith, the Reporting Person does not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by CTDC, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
     Exhibit 1 — Placing Agreement dated December 22, 2005

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: February 6, 2006

BEIJING HOLDINGS LIMITED
By:	/s/Changshan Zhao
	Name:	Zhao Chang Shan
	Title:	Director